SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

First Chesapeake Financial Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

319452 10 8

(CUSIP Number)

Linda C. Frazier, Esq.

Panza, Maurer & Maynard, P.A.

3600 N. Federal Highway, Third Floor

Ft. Lauderdale, FL 33308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 319452 10 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GL Equities LLC (IRS ID No. Applied For)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,079,166

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%

14	TYPE OF REPORTING PERSON* OO

CUSIP No. 319452 10 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS George Levin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,429,166

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 319452 10 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gayla Sue Levin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,429,166

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%

14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, no par value per share (the “Common Stock”), of First Chesapeake Financial Corporation, a Virginia company (the “Issuer”). The Issuer’s principal executive office is located at 999 Yamato Road, Suite 100, Boca Raton, Florida 33431.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of GL Equities LLC, a Florida limited liability company (“GL”), and George Levin and Gayla Sue Levin, the members and managers of GL (collectively, the “Registrants”). As George Levin and Gayla Sue Levin are the sole members and managers of GL, they are in a position to directly or indirectly determine the investment and voting decisions made by GL. In addition, George Levin and Gayla Sue Levin are the sole officers, directors and shareholders of GSL Services Corporation, a Florida corporation (“GSL”).

(b) The address of Registrants is 100 Bay Colony Road, Ft. Lauderdale, Florida 33308.

(c) GL is a corporation engaged in the business of investing in companies. George Levin and Gayla Sue Levin are currently retired and private investors.

(d) No member of GL, nor any manager or executive officer, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(e) GL is a Florida limited liability company. Gayla Sue Levin and George Levin are United States citizens and residents of the State of Florida.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of the Senior Secured Convertible Debenture, which is convertible into shares of Common Stock of the Issuer (the “Debenture”), was general working capital of GL.

Item 4. Purpose of Transaction.

GL purchased the securities owned by it for investment purposes only.

Registrants may, depending upon then current events, including without limitation, then current market conditions, the Issuer’s results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

Registrants do not have any plans or proposals which may relate or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on February 2, 2004, GL may be deemed to beneficially own an aggregate of 8,079,166 shares of Common Stock of Issuer, representing approximately 33.4% of Issuer’s outstanding shares (based upon 16,127,594 shares of Common Stock estimated to be outstanding). As of the close of business on February 2, 2004, George Levin and Gayla Sue Levin may be deemed to beneficially own 8,429,166 shares of Common Stock of Issuer by virtue of the Debenture owned by GL and a warrant to purchase 350,000 shares of Common Stock owned by GSL.

GL owns a Senior Secured Convertible Debenture (the “Debenture”) that is currently convertible into shares of Issuer’s Common Stock. Pursuant to Rule 13d-3(d), a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership within 60 days, as in the case of the exercise of an option, warrant or right or conversion of a security. This rule further provides that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities by such person but shall not be deemed outstanding for purposes of computing percentage ownership for any other person.

(b) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As additional security for the Issuer’s obligations under the Debenture, certain shareholders of Issuer have agreed to pledge to GL shares of Common Stock of the Issuer beneficially owned by them or to which they are entitled and which are not otherwise pledged to secure other obligations of the pledgors. Moreover, in connection with such pledge, the pledgors have agreed that the shares will be held in escrow and, to the extent that there is an event of default under the Debenture, all voting rights with respect to such shares of Common Stock shall immediately and automatically be transferred to GL. The number of shares being pledged, being held in escrow and for which the Registrants, at some point in the future, may be able to exercise voting rights is 10,000,000 shares.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GL EQUITIES LLC, a Florida limited liability company

Date: February 18, 2004	By:	/s/ GEORGE G. LEVIN

	Name:	George G. Levin

	Title:	Managing Partner

Date: February 18, 2004	/s/ GEORGE G. LEVIN

George Levin

Date: February 18, 2004	/s/ GAYLA SUE LEVIN

Gayla Sue Levin

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value per share, of First Chesapeake Financial Corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned being duly authorized have executed this Joint Filing Agreement as of this 2nd day of February, 2004.

GL EQUITIES LLC

Date: February 18, 2004	By:	/s/ GEORGE G. LEVIN

	Name:	George G. Levin

	Title:	Managing Partner

Date: February 18, 2004	/s/ GEORGE LEVIN

George Levin

Date: February 18, 2004	/s/ GAYLA SUE LEVIN

Gayla Sue Levin